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                                             Exhibit 23.1
Consent of Independent Auditors

The Board of Directors and Shareholders
National Semiconductor Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 of National Semiconductor Corporation dated April 28, 1999 of our report dated June 10, 1998, relating to the consolidated balance sheets of National Semiconductor Corporation as of May 31, 1998 and May 25, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended May 31, 1998, and the related financial statement schedule, which report appears in the May 31, 1998 Annual Report on Form 10-K of National Semiconductor Corporation.

//s// KPMG LLP
Mountain View, California
April 28, 1999